Exhibit 99.1

RADA Reports Backlog Growth Following new orders
of over $11 million since the Beginning of 2016

NETANYA, Israel, Sep 15th, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that it has received new orders totaling over $11 million since the beginning of 2016. 60% of the new orders are due to its avionics business, while 40% came from the tactical radars line of business. As a result, the Company's backlog has begun to resume growth.

The Company also reported that it expects its revenues in the second half of 2016 to be significantly improved over the first half, which will positively impact the operating and net income during this period.

It is also anticipated that the rate of new orders from the radars’ line of business is expected to further increase during the remainder of this year and 2017.

Zvi Alon, RADA’s CEO, commented: "While we did not stop our advanced development activity, we are now transitioning our radar business from the R&D and demonstration phase into orders and sales. We are starting to see the fruits of this strategic change through the improving performance of our business and we believe that this trend will continue, and grow, in the near future.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: RADA Electronics Industries Dov Sella, CBDO Tel: +972-9-8921111 mrkt@rada.com	Investor Relation Contact GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: +1 646 688 3559 Rada@gkir.com